SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549









               NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
            UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED







              DREYFUS INSTITUTIONAL PREFERRED MONEY MARKET FUND
                          Exact Name of Registrant
                          NOTIFICATION OF ELECTION


     Dreyfus Institutional Preferred Money Market Fund (the "Fund"), an open-end investment company registered with the Securities and Exchange
Commission (the "Commission") under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby notifies the Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the 1940 Act (the "Rule"). The Fund understands that this election is irrevocable while the Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                  SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the 1940 Act, the Fund has caused this Notification of Election to be duly executed on its behalf in the City of New York and State of New York on May 21, 1997.

                              DREYFUS INSTITUTIONAL PREFERRED
                                   MONEY MARKET FUND



                              By:  /s/ Elizabeth A. Keeley
                                   ____________________________________
                                   Elizabeth A. Keeley
                                   Vice President

Attest:   /s/ Mark A. Karpe
          ________________
          Mark A. Karpe
          Vice President